Exhibit 99.2

Quarterhill Inc.

2018 Second Quarter

Unaudited Condensed Consolidated
Interim Financial Statements

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

(In thousands of United States dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues
License	$5,643	$12,321	$8,136	$19,312
Systems	7,179	3,067	11,872	3,067
Services	727	714	1,380	714
Recurring	6,848	2,509	11,018	3,096
	20,397	18,611	32,406	26,189
Cost of revenues (excluding depreciation and amortization)
License	8,069	6,448	14,000	13,842
Systems	4,645	1,898	8,111	1,898
Services	385	321	690	321
Recurring	3,440	854	5,472	854
	16,539	9,521	28,273	16,915
	3,858	9,090	4,133	9,274
Operating expenses
Depreciation of property, plant and equipment	388	170	783	261
Amortization of intangibles	6,442	6,028	13,193	11,331
Selling, general and administrative expenses	7,036	4,214	14,089	6,616
Research and development expenses	853	668	1,792	668
Special charges	-	1,294	-	1,294
	14,719	12,374	29,857	20,170
Results from operations	(10,861)	(3,284)	(25,724)	(10,896)

Finance income	(191)	(234)	(382)	(452)
Finance expense	40	14	79	14
Foreign exchange gain	(35)	(426)	(165)	(711)
Other income	(579)	(69)	(906)	(69)
Loss before taxes	(10,096)	(2,569)	(24,350)	(9,678)

Current income tax expense (recovery)	217	831	(104)	1,574
Deferred income tax recovery	(2,448)	(7,009)	(4,336)	(7,632)
Income tax recovery	(2,231)	(6,178)	(4,440)	(6,058)

Net earnings (loss)	$(7,865)	$3,609	$(19,910)	$(3,620)

Net earnings (loss) per share
Basic	$(0.07)	$0.03	$(0.17)	$(0.03)
Diluted	$(0.07)	$0.03	$(0.17)	$(0.03)

Weighted average number of common shares
Basic	118,779,445	118,587,106	118,719,182	118,579,684
Diluted	118,779,445	118,587,106	118,719,182	118,579,684

See accompanying notes to these unaudited condensed consolidated interim financial statements

2

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

(In thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Net earnings (loss)	$(7,865)	$3,609	$(19,910)	$(3,620)
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,481)	533	(2,271)	533
Comprehensive income (loss)	$(9,346)	$4,142	$(22,181)	$(3,087)

See accompanying notes to these unaudited condensed consolidated interim financial statements

3

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

(In thousands of United States dollars)

As at	June 30, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$68,415	$81,818
Short-term investments	1,177	1,236
Restricted short-term investments	3,500	3,500
Accounts receivable (net of allowance for doubtful accounts)	15,043	19,298
Other current assets	14	13
Unbilled revenue	6,782	3,045
Income taxes receivable	198	144
Inventories (net of obsolescence) (Note 6)	5,801	5,083
Prepaid expenses and deposits	3,146	4,129
	104,076	118,266
Non-current assets
Property, plant and equipment	3,059	3,801
Intangible assets	100,898	114,944
Investment in joint venture (Note 7)	3,998	3,383
Deferred income tax assets	25,227	20,195
Goodwill	41,774	42,587
	174,956	184,910
TOTAL ASSETS	$279,032	$303,176

Liabilities
Current liabilities
Bank indebtedness	$4,681	$3,568
Accounts payable and accrued liabilities	15,944	20,487
Income taxes payable	-	599
Patent finance obligation	1,379	4,090
Current portion of deferred revenue	6,145	6,733
Current portion of long-term debt	86	115
	28,235	35,592
Non-current liabilities
Contingent consideration (Note 9)	4,474	4,474
Deferred revenue	1,736	884
Long-term debt	355	401
Deferred income tax liabilities	6,592	7,291
	13,157	13,050
TOTAL LIABILITIES	41,392	48,642

Shareholders’ equity
Capital stock (Note 8)	419,111	418,873
Additional paid-in capital	22,643	22,489
Accumulated other comprehensive income	17,840	20,111
Deficit	(221,954)	(206,939)
	237,640	254,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$279,032	$303,176

See accompanying notes to these unaudited condensed consolidated interim financial statements

4

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(In thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Cash generated from (used in):
Operations
Net earnings (loss)	$(7,865)	$3,609	$(19,910)	$(3,620)
Non-cash items
Stock-based compensation	(2)	147	154	179
Depreciation and amortization	6,830	6,197	13,976	11,592
Foreign exchange loss (gain)	84	(99)	162	(146)
Equity in earnings from joint venture	(388)	(69)	(638)	(69)
Loss on disposal of assets	-	-	1	-
Deferred income tax recovery	(2,448)	(7,011)	(4,336)	(7,632)
Accrued investment income	-	(74)	-	(150)
Embedded derivatives	(3)	10	(1)	10
Changes in non-cash working capital balances
Accounts receivable	226	(1,399)	4,166	18,818
Unbilled revenue	297	862	1,994	862
Income taxes receivable	(57)	-	(57)	-
Inventories	(565)	686	(749)	686
Prepaid expenses and deposits	515	(395)	954	(436)
Deferred revenue	(527)	591	251	591
Payments associated with success fee obligation	-	(47)	-	(492)
Accounts payable and accrued liabilities	1,479	(431)	(4,337)	(9,236)
Income taxes payable	(6)	525	(599)	525
Cash generated (used) from operations	(2,430)	3,102	(8,969)	11,482
Financing
Dividends paid (Note 8)	(1,155)	(1,099)	(2,326)	(2,228)
Bank indebtedness	3,170	1,523	1,113	1,523
Repayment of long-term debt	(60)	(24)	(75)	(24)
Common shares repurchased under normal course issuer bid	-	(552)	-	(552)
Common shares issued for cash from Employee Share Purchase Plan	27	33	27	33
Cash generated (used) in financing	1,982	(119)	(1,261)	(1,248)
Investing
Business acquisitions, net of cash acquired	-	(66,303)	-	(66,303)
Purchase of restricted short-term investments	-	-	-	(3,500)
Proceeds from sale of property, plant and equipment	-	-	11	-
Purchase of property and equipment	(43)	(107)	(166)	(114)
Repayment of patent finance obligations	(1,389)	(1,389)	(2,778)	(2,778)
Purchase of intangibles	(48)	(4)	(89)	(4)
Cash used in investing	(1,480)	(67,803)	(3,022)	(72,699)
Foreign exchange gain (loss) on cash held in foreign currency	(76)	192	(151)	227
Net decrease in cash and cash equivalents	(2,004)	(64,628)	(13,403)	(62,238)
Cash and cash equivalents, beginning of period	70,419	108,943	81,818	106,553
Cash and cash equivalents, end of period	$68,415	$44,315	$68,415	$44,315

See accompanying notes to these unaudited condensed consolidated interim financial statements

5

FINANCIAL STATEMENTS

Quarterhill Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

(In thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - January 1, 2017	$419,485	$21,036	$16,225	$(212,602)	$244,144

Comprehensive loss:
Net loss	-	-	-	(3,620)	(3,620)
Other comprehensive income	-	-	533	-	533
Shares and options issued:
Stock-based compensation expense	-	179	-	-	179
Shares issued upon acquisition	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan	33	-	-	-	33
Shares repurchased under normal course issuer bid	(1,342)	790	-	-	(552)
Dividends declared (Note 8)	-	-	-	(2,228)	(2,228)
Balance - June 30, 2017	$418,838	$22,005	$16,758	$(218,450)	$239,151

Balance - December 31, 2017	$418,873	$22,489	$20,111	$(206,939)	$254,534
Adoption of ASU 2014-09 (Note 3)	-	-	-	4,272	4,272
Adoption of ASU 2016-16 (Note 3)	-	-	-	2,949	2,949
Balance - January 1, 2018	418,873	22,489	20,111	(199,718)	261,755
					-
Comprehensive loss:
Net loss	-	-	-	(19,910)	(19,910)
Other comprehensive loss	-	-	(2,271)	-	(2,271)
Shares and options issued:
Stock-based compensation expense	-	154	-	-	154
Conversion of deferred stock units to common shares	211				211
Shares issued under Employee Share Purchase Plan	27				27
Dividends declared (Note 8)	-	-	-	(2,326)	(2,326)
Balance - June 30, 2018	$419,111	$22,643	$17,840	$(221,954)	$237,640

See accompanying notes to these unaudited condensed consolidated interim financial statements

6

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.  NATURE OF BUSINESS

Quarterhill Inc. (“Quarterhill” or the “Company”), formerly “Wi-LAN Inc.”, is a Canadian company with its shares listed under the symbol “QTRH” on each of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market.  Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.

2.  BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements include the accounts of Quarterhill and its wholly owned subsidiaries.  Quarterhill also holds, through one of its subsidiaries, a 50% joint venture ownership interest in Xuzhou-PAT Control Technologies Limited (“XPCT”) which is accounted for using the equity method.  These unaudited condensed consolidated interim financial statements include only the Company’s net investment and equity in earnings of the joint venture.  These unaudited condensed consolidated interim financial statements are presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim period.  As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 together with the accompanying notes.  All inter-company transactions and balances have been eliminated.

3.   SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2017 except for the adoption of accounting standards more fully described below.

Adoption of Accounting Standards

ASU 2016-16 Intra-entity Transfers of Assets Other Than Inventory

In October 2016, the FASB issued ASU 2016-16 “Income taxes on intra-entity transfers of assets other than inventory” to improve the accounting on income taxes on intra-entity transfers. The ASU requires that an entity recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than defer the income tax effect under previous guidance. The Company adopted this ASU on a modified retrospective basis in the first quarter of 2018. The cumulative effect of the adoption is an increase to shareholders’ equity of $2.9 million due to the adjustment to the accumulated deficit.

7

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

ASU 2014-09 Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers” (ASC 606).  ASC 606 supersedes the revenue recognition requirements in ASC 605 “Revenue Recognition,” and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services.

The Company adopted ASC 606 using the modified retrospective method applied to those contracts that were not yet complete as of January 1, 2018.   Results for reporting periods beginning after January 1, 2018 are presented under Topic ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605.

With respect to its Technology segment, under the Topic 605, licensing companies report revenue to the Company from per-unit royalty-based arrangements one quarter in arrears, resulting in revenue being recognized on the same basis.  Under the new guidance, the Company estimates the per-unit royalty-based revenue each period.  The new standard also significantly impacts the timing of revenue recognition associated with its fixed fee “right to use” arrangements where under the new standard the Company recognizes license revenues at the time of signing a license agreement (upfront) rather than recognizing revenue over the term of the arrangement.

With respect to its Mobility segment, for the majority of its long-term contracts, the Company recognizes revenue and earnings over time as the work progresses because of the continuous transfer of control to the customer.   The adoption of this standard has impacted revenue recognition in relation to the allocation of contract revenues between installations, maintenance agreements, and warranty on some long-term fixed price contracts.

The adoption of ASC 606 does not have a significant impact on how revenue is recognized within the Factory segment.

The Company opted to use the following practical expedients:

1.

For contracts that were modified before implementation the Company has considered the aggregate effect of all modifications when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to satisfied and unsatisfied performance obligations.

2.

The Company will not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

8

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The cumulative effect of the changes made to the Company’s consolidated January 1, 2018 balance sheet for the adoption of ASU 2016-16 and ASU 2014-09 were as follows:

			Adjustments arising from implementation of ASU 2014-09
	Balances as at December 31, 2017	ASU 2016-16	Technology	Mobility	Balances as at January 1, 2018
Assets
Unbilled revenue	$3,045	$-	$6,376	$(565)	$8,856
Deferred income tax assets	20,195	2,949	-	150	23,294

Liabilities
Deferred income tax liabilities	7,291	-	1,689	-	8,980

Equity
Deficit	(206,939)	2,949	4,687	(415)	(199,718)

The following tables disclose the impact of adoption, by segment, on the Company’s condensed consolidated interim statement of operations for the three and six months ended June 30, 2018:

	For the three months ended June 30, 2018
		Adjustments arising from implementation of ASU 2014-09
	As reported	Technology	Mobility	Balances without ASU 2014-09
Revenues
License	$5,643	$1,854	$-	$7,497
Systems	7,179	-	(20)	7,159
Services	727	-	-	727
Recurring	6,848	(46)	(96)	6,706

Costs and expenses
Deferred income tax expense (recovery)	(2,448)	479	(31)	(2,000)

Net loss	(7,865)	1,329	(85)	(6,621)

9

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	For the six months ended June 30, 2018
		Adjustments arising from implementation of ASU 2014-09
	As reported	Technology	Mobility	Balances without ASU 2014-09
Revenues
License	$8,136	$3,685	$-	$11,821
Systems	11,872	-	(200)	11,672
Services	1,380	-	-	1,380
Recurring	11,018	258	(80)	11,196

Costs and expenses
Deferred income tax expense (recovery)	(4,336)	1,045	(74)	(3,365)

Net loss	(19,910)	2,898	(206)	(17,218)

The following table discloses the impact of adoption, by segment, on the Company’s condensed consolidated interim balance sheet as at June 30, 2018:

		Adjustments arising from implementation of ASU 2014-09
	As reported	Technology	Mobility	Balances without ASU 2014-09
Assets
Unbilled revenue	$6,782	$(2,434)	$284	$4,632
Deferred income tax assets	25,227	-	(75)	$25,152

Liabilities
Deferred income tax liabilities	6,592	(645)	-	5,947

Equity
Deficit	(221,954)	(1,789)	209	(223,534)

During the first quarter the Company also adopted ASU 2016-01 Financial Instruments – Recognition and Measurement of Financial Assets and Financial Liabilities, ASU 2016-15 Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments, ASU 2017-01 Business Combinations (Topic 805) – Clarifying the Definition of a Business and ASU 2017-04 – Intangibles – Goodwill and Other – Simplifying the Test for Goodwill Impairment. The adoption of these standards did not have a material impact on the condensed consolidated interim financial statements or the related note disclosures. There were no new accounting standards adopted during the second quarter.

Significant changes to our accounting policies as a result of adopting ASU 2014-09 are discussed below:

Revenue Recognition

The Company recognizes revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.  The following paragraphs describe the specific revenue recognition policies for each of the Company’s significant types of revenue by segment.

10

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Technology Segment

Under ASC 606, patent licenses will be considered licenses to functional intellectual property.  The standard specifically outlines that patents, underlying highly functional items, are considered functional intellectual property (“IP”).  Licenses to functional IP are considered satisfied at a point in time (i.e. when the license becomes effective) and all the revenue is recognized at that point in time. Payment is either due immediately or within 30 days. The one exception to this guidance is related to revenue generated from sales or usage-based royalties promised in exchange for a license of IP.   Customers generally report their royalty obligations one quarter in arrears and accordingly, the Company estimates the expected royalties to be reported for an accounting period, with a true up to the actual royalties reported in the following financial reporting period.  Payment is due upon submission of the royalty report.

Mobility Segment

Contracted Projects

The majority of sales of integrated systems are delivered as contracted projects that span a time period of less than 1 year to more than 5 years.  The governments and private enterprises control all of the work in progress as the ITS systems are being developed and installed.   The Company’s contract types include fixed price and time and materials contracts.   Contract revenue includes amounts expected to be received in exchange for the good or services plus any contract amendments that are expected to be received.   Payment terms are based on completion of milestones throughout the project life for fixed price contracts and monthly for time and materials projects.

Many of these projects have distinct performance obligations typically encompassing one or more of the following:  installation, maintenance, and warranty.  A contract’s transaction price is allocated to each distinct performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract.  The primary method used to estimate standalone selling price is the expected cost plus margin approach.  Revenue is recognized when or as the performance obligation is satisfied.

Revenue for fixed price contracts is recognized over time using the cost-to-cost input method.  Because control is transferred over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The company reviews and updates the contract related estimates regularly.  Determining the contract costs and estimates to complete requires significant judgement.   Adjustments are recognized in profit on contracts under the cumulative catch-up method in the period the adjustment is identified.    If the Company anticipates the estimated remaining costs to completion will exceed the value allocated to the performance obligation, the resulting loss will be recognized immediately.

For time and materials contracts, labour and material rates are established within the contract.  Revenues from time and materials contracts are recognized progressively on the basis of costs incurred during the period plus the estimated margin earned.

11

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Services Revenue

Services revenue from the mobility segment are considered recurring revenues.  These service contracts are typically time and materials but some are fixed price.  Revenues are earned similar to contracted projects discussed above.  Services are billed on a monthly basis and collected shortly thereafter.

Product Sales

Product sales revenue is recognized when control transfers to the customer which depends on the individual terms which can vary between when the product leaves the Company’s warehouse and when it is received at the customer’s warehouse.   For some international shipments, when the buyer has no right of return, transfer occurs upon loading the goods onto the relevant carrier at the port of the seller.   Customers are billed when transfer of control occurs and payments are typically due within 30 days.

Factory Segment

Software Licenses

The factory segment provides bolt-on software products to enhance ERP-based asset maintenance systems.  These software licenses contain up to five separate performance obligations the license, implementation services, training services, post-contract customer support (“PCS”), and customization of software.   Customers obtain access to licenses through online software and each additional component is added incrementally at the stand-alone market price which represents the price allocated to each performance obligation. Payment for licenses and services is received prior to delivery of product code for software or software keys for PCS.

When selling the licensed software, the Company is providing the customer with the right to use its intellectual property and does not provide significant modifications or updates therefore revenue is recognized at the point in time when the customer gains control of the license, typically at contract inception.

Implementation and training services, PCS, and customization of software are recognized over time based on time lapsed as this best represents the value transferred to the customer based on the specifications for each within the contract.

Unbilled Revenue

Unbilled Revenue includes unbilled amounts typically resulting from sales under long-term contracts when the cost-to-cost method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer accounted for under ASC 606.  At any given period-end, a large portion of the balance in this account represents the accumulation of labor, materials and other costs that have not billed due to timing, whereby the accumulation of each month’s costs and earnings are administratively billed in subsequent months.  Also included in the account are amounts that will become billable according to contract terms, which usually require the consideration of the passage of time, achievement of milestones or completion of the project.

12

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Deferred Revenue

Deferred revenue is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition, including billings in excess of costs and estimated earning on uncompleted contracts accounted for under ASC 606.   The Company records provisions for estimated losses on uncompleted contracts in the period in which such losses become known.   The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated.  These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties and adjustments for contract closeout settlements.

Future Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. In January 2018, the FASB issued ASU 2018-01, “Land Easement Practical Expedient for Transition to Topic 842” which allows entities the option to apply the new guidance at the effective date without adjusting comparative periods presented.  The FASB also voted to simplify the reporting and disclosures for certain lessors that also provide related services.   The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company in the first quarter of its fiscal year ending December 31, 2021, with earlier adoption permitted beginning in the first quarter of its fiscal year ending December 31, 2020. The Company is currently assessing the impact of this new standard.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018 ASB issued ASU 2018-02 “Income Statement – Reporting Comprehensive Income (Topic 220)” that gives companies the option to reclassify stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act (TCJA) from accumulated other comprehensive income (AOCI) to retained earnings.  A company will need to disclose if it elects not to adopt the ASU. The ASU will be effective for fiscal years beginning after December 15, 2018 and interim periods within the fiscal year. Early adoption will be permitted, including adoption in any interim period, for financial statements that have not yet been issued or made available for issuance.  Entities will have the option to apply the amendments retrospectively or to record the reclassification as of the beginning of the period of adoption. The Company is currently assessing the impact of this new standard.

13

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Share-based payment awards

In June 2018, the FASB issued ASU 2018-07 – Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.  The guidance largely aligns the accounting for share-based payment awards issued to employees and non-employees.  Under previous GAAP, the accounting for non-employee share-based payments differed from that applied to employee awards, particularly with regard to the measurement date and the impact of performance conditions.  Under the new guidance, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost.  The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services.  In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards.  The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year.  The Company is currently assessing the impact of this new standard.

4.  FINANCIAL INSTRUMENTS

The following table presents the fair values of financial instruments recorded at fair value across the levels of the fair value hierarchy. The table does not include assets and liabilities that are not considered financial instruments.

		As at June 30, 2018		As at December 31, 2017
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$68,415	$68,415	$81,818	$81,818
Short-term investments	1	1,177	1,177	1,236	1,236
Restricted short-term investments	1	3,500	3,500	3,500	3,500
Derivative financial instrument	2	14	14	13	13
Long-term debt	2	441	441	516	516
Contingent considerations	3	4,474	4,474	4,474	4,474
Patent finance obligations	3	1,379	1,379	4,090	4,090

Derivatives consists of the embedded derivative portion of the unearned revenue of U.S. dollar denominated sales contracts in its Chilean and Mexican subsidiaries and foreign exchange forward contracts. The fair value of embedded derivatives is measured using a market approach, based on the difference between quoted forward exchange rates as of the contract date and quoted forward exchange rates as of the reporting date. The fair value of forward exchange contracts is determined using quoted forward exchange rates at the reporting date. Contingent consideration was adjusted to fair value at December 31, 2017 using the Monte Carlo simulations model for which no inputs used to calculate fair value have changed as at the reporting date. Accounts receivable, unbilled revenue, accounts payable and accrued liabilities also approximate fair value due to the short term maturity of these items.

14

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

5.  UNBILLED REVENUE AND DEFERRED REVENUE

Significant changes in unbilled revenue and deferred revenue balances during the six months ended June 30, 2018 are as follows:

	June 30, 2018	December 31, 2017	$ Change	% Change
Unbilled revenue	$6,782	$3,045	$3,737	123%
Deferred revenue - current	(6,145)	(6,733)	588	-9%
Deferred revenue - non-current	(1,736)	(884)	(852)	96%
Net contract assets (liabilities)	$(1,099)	$(4,572)	$3,473	-76%

The net change in unbilled revenues of $3,737 consists of the balance of the adjustment made on January 1, 2018 from the adoption of ASU 2014-09, revenues recognized on contracted projects and estimated royalties, amounts billed to customers and the foreign currency effect of contracts not transacted in U.S. dollars.

Revenue recognized for the three and six months ended June 30, 2018 that was included in deferred revenue at the beginning of the period was $1,904 and $2,919, respectively.

6.  INVENTORIES

Inventories consist of the following at June 30, 2018:

As at	June 30, 2018	December 31, 2017
Raw materials	$592	$492
Original equipment manufacturer materials	3,083	2,536
Work in process	809	900
Finished goods	1,317	1,155
	$5,801	$5,083

For the three and six months ended June 30, 2018, the Company recorded non-cash, pretax charges of $nil (three and six months ended June 30, 2017 - $nil) relating to the write down of inventory.

7.  INVESTMENT IN JOINT VENTURE

XPCT is a joint venture in China in which the Company’s subsidiary IRD holds a 50% interest. XPCT has two business divisions providing products and services to both the ITS industry and construction equipment manufacturers.

IRD had sales to XPCT of $nil during the six months ended June 30, 2018 (2017 - $nil). At June 30, 2018 accounts receivable from XPCT was $nil (December 31, 2017 - $11).

15

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Carrying value, beginning of the period	$3,902	$-	$3,383	$-
Acquisition through business combination	-	3,036	-	3,036
Currency gain (loss) on financial statement translation	(292)	74	(23)	74
Company's share of earnings	388	69	638	69
Dividend received	-	-	-	-
Carrying value, end of the period	$3,998	$3,179	$3,998	$3,179

The Company’s ownership interest comprises a 50% share of net assets and net earnings of XPCT as well as purchase price adjustments to allocate fair values assigned to certain assets and liabilities at the time of acquisition.

As at June 30, 2018, IRD has an outstanding loan guarantee in the amount of 7.5 million yuan (approximately $1.1 million) (December 31, 2017 – 7.5 million yuan or $1.2 million) for 50% of a bank loan to XPCT representing IRD’s proportionate interest in this entity.

8. SHARE CAPITAL

The Company paid quarterly cash dividends as follows:

	2018				2017
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,171	Cdn	$0.0125	US	$1,129
2nd Quarter		0.0125		1,155		0.0125		1,099
	Cdn	$0.0250	US	$2,326	Cdn	$0.0250	US	$2,228

The Company declared quarterly dividends as follows:

	2018		2017
1st Quarter	Cdn	$0.0125	Cdn	$0.0125
2nd Quarter	Cdn	$0.0125	Cdn	$0.0125

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Basic weighted average common shares outstanding	118,779,445	118,587,106	118,719,182	118,579,684
Effect of stock options	-	-	-	-
	118,779,445	118,587,106	118,719,182	118,579,684

For the three and six months ended June 30, 2018, the effect of stock options totaling 6,400,549 and 6,907,187, respectively were anti-dilutive (three and six months ended June 30, 2017 – 5,987,893 and 5,372,242, respectively).

16

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

At the annual and special meeting of shareholders held on April 18, 2018, Quarterhill’s shareholders approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Equity Incentive Plan”) and the related terminations of the Company’s “2001 Share Option Plan” (the “Option Plan”) and “Deferred Stock Unit Plan for Directors and Designated Employees” (the “DSU Plan”). As at June 30, 2018, the Company had options to purchase up to 6,907,187 Common Shares outstanding. Upon adoption of the Equity Incentive Plan, all options outstanding under the Option Plan are now governed by the Equity Incentive Plan and all deferred stock units outstanding under the DSU Plan were exercised for Common Shares on April 18, 2018 so no deferred stock units remain outstanding.

9.  CONTINGENT CONSIDERATION

In connection with the acquisition of VIZIYA on May 4, 2017, the Company has agreed to future additional payments to the former owners of VIZIYA, based on future earnings targets (as defined in the purchase agreements) generated as a result of operations of VIZIYA. An estimated fair value of the contingent consideration was determined at $6,450 using the most current information available as at May 4, 2017. The estimate was calculated using the Monte Carlo simulations model. On December 31, 2017, the Company updated its estimate, using the same model, with the most current information available. As a result, the contingent consideration decreased by $1,976 to a revised estimate of $4,474.  As at June 30, 2018, management has determined that there has been no change in the underlying information used in the determination of the estimated fair value of the contingent consideration therefore no change in the carrying value was recorded in the period.  Changes, if any, made to the estimated fair value of contingent consideration in future periods will be included in Special charges in the consolidated statements of operations.

10.  SEGMENT REPORTING

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the chief operating decision maker (“CODM”) for making decisions and assessing performance as a source of the Company’s reportable operating segments. During the three months ended June 30, 2017, the CODM began making decisions and assessing the performance of the Company using three operating segments comprised of these reporting units, whereas the Company was previously a single operating segment.

Technology – The Technology segment includes companies that count technology licensing as their principal business activity. Current patent portfolios held by this segment include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

Mobility – The Mobility segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. The first investment in this segment is International Road Dynamics Inc. (“IRD”), one of the world’s leading providers of integrated systems and solutions for the global ITS industry. The ITS industry is focused on improving the mobility, enhancing the safety,

17

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

Factory – The Company considers businesses focused on operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “factory” environment and classifies its related investments in the Factory segment. The Company’s first investment in this segment is VIZIYA based in Hamilton, Canada, a software company providing Enterprise Asset Management (“EAM”) software solutions to asset intensive industries worldwide through its presence in Australia, Europe, the Middle East and South Africa. VIZIYA has created software solutions that enhance each step of a customer’s work management process, to help customers measure the results of their initiatives, particularly focused on asset criticality, urgency, and compliance to ensure customers implement their asset strategies.

The following table reconciles the Adjusted EBITDA measure which is used in the evaluation of the performance of each segment to Net earnings (loss).  The Company began using Adjusted EBITDA as its principal performance measure during the year ended December 31, 2017.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Segment Adjusted EBITDA:
Technology	$(4,641)	$3,934	$(9,404)	$1,747
Mobility	1,486	810	449	810
Factory	1,276	520	1,943	520
Total	(1,879)	5,264	(7,012)	3,077

Unallocated corporate expenses	2,072	504	4,276	504
Fair value purchase price adjustments	82	404	306	404
Stock-based compensation expense	(2)	148	154	179
Special charges	-	1,294	-	1,294
Depreciation of property, plant and equipment	388	170	783	261
Amortization of intangibles	6,442	6,028	13,193	11,331
Results from operations	(10,861)	(3,284)	(25,724)	(10,896)
Finance income	(191)	(234)	(382)	(452)
Finance expense	40	14	79	14
Foreign exchange	(35)	(426)	(165)	(711)
Other income	(579)	(69)	(906)	(69)
Loss before taxes	(10,096)	(2,569)	(24,350)	(9,678)
Current income tax expense (recovery)	217	831	(104)	1,574
Deferred income tax recovery	(2,448)	(7,009)	(4,336)	(7,632)
Income tax recovery	(2,231)	(6,178)	(4,440)	(6,058)
Net earnings (loss)	$(7,865)	$3,609	$(19,910)	$(3,620)

Segment assets as at June 30, 2018 and December 31, 2017 are as follows:

18

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

As at	June 30, 2018	December 31, 2017
Technology	$95,190	$170,631
Mobility	66,103	69,832
Factory	34,115	33,163
Total segment assets	195,408	273,626
Total corporate assets	83,624	29,550
Total assets	$279,032	$303,176

Segment revenue by category for the three and six months ended June 30, 2018 and June 30, 2017 are as follows:

	For the three months ended June 30, 2018
	Technology	Mobility	Factory	Total
License	$3,721	$-	$1,922	$5,643
Systems	-	7,179	-	7,179
Services	-	-	727	727
Recurring	255	5,480	1,113	6,848
Total revenue	$3,976	$12,659	$3,762	$20,397

	For the three months ended June 30, 2017
	Technology	Mobility	Factory	Total
License	$11,527	$-	$794	$12,321
Systems	-	3,067	-	3,067
Services	-	-	714	714
Recurring	521	1,581	407	2,509
Total revenue	$12,048	$4,648	$1,915	$18,611

	For the six months ended June 30, 2018
	Technology	Mobility	Factory	Total
License	$4,978	$-	$3,158	$8,136
Systems	-	11,872	-	11,872
Services	-	-	1,380	1,380
Recurring	765	8,199	2,054	11,018
Total revenue	$5,743	$20,071	$6,592	$32,406

	For the six months ended June 30, 2017
	Technology	Mobility	Factory	Total
License	$18,518	$-	$794	$19,312
Systems	-	3,067	-	3,067
Services	-	-	714	714
Recurring	1,108	1,581	407	3,096
Total revenue	$19,626	$4,648	$1,915	$26,189

19

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Revenue by geography for the three and six months ended June 30, 2018 and June 30, 2017 are as follows:

	Three months ended,		Six months ended,
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Revenues
United States	$16,255	$13,523	$22,426	$15,198
Canada	1,264	243	1,764	243
Japan	-	-	911	-
Finland	6	-	896	-
Chile	495	321	890	321
Australia	690	-	690	-
Germany	-	-	511	-
China	40	-	498	-
Thailand	36	-	421	-
Taiwan	229	513	331	2,725
Korea	131	2,625	228	5,250
United Kingdom	-	501	-	1,002
Rest of the world	1,251	885	2,840	1,450
Total revenue	$20,397	$18,611	$32,406	$26,189

Non-current assets by geography as at June 30, 2018 and December 31, 2017 are as follows:

As at	June 30, 2018	December 31, 2017
Non-current assets
United States	$22,438	$26,849
Canada	150,448	156,991
Belgium	1,021	759
Chile	1,048	310
Mexico	1	1
Total non-current assets	$174,956	$184,910

Major Customers

A major customer is defined as an external customer whose transactions with the Company amount to 10% or more of the Company’s annual revenues. During the three and six months ended June 30, 2018, there were no major customers identified (three and six months ended June 30, 2017 – none, and 3 respectively).

Remaining Performance Obligations

As at June 30, 2018 the amount of transaction price allocated to remaining performance obligations was $25,164. The Company expects to recognize approximately 47% of this balance as revenue in the remainder of 2018, 36% in 2019 and 17% thereafter.

20

Quarterhill Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2018 and 2017

(Unaudited)

(In thousands of United States dollars, except share and per share amounts, unless otherwise stated)

11.  RELATED-PARTY TRANSACTION

As part of the iCOMS acquisition, the Company acquired a loan payable to the general manager of the iCOMS division in the amount of $193 (December 31, 2017 – $199) with no fixed repayment terms.  No payment has been made on the loan.  The loan has been classified as long-term.

21